File No.82-34675

Our Ref : BS(2003)325(JY)

15th July, 2003

03024631

03 JUL 18 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
<u>Rule 12g3-2(b) File No.82-34675</u>

We enclose an announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 14th July, 2003 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 7/18

..../page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")

ANNOUNCEMENT

Mr. Chia Pei-Yuan has resigned as an Independent Non-executive Director of the Company and BOCHK due to personal reasons. The Company is in the course of identifying suitable candidates to replace Mr. Chia and to be appointed as additional Independent Non-executive Directors.

The Directors of the Company hereby announce that Mr. Chia Pei-Yuan has resigned as an Independent Non-executive Director of the Company and Bank of China (Hong Kong) Limited ("BOCHK"), the principal operating subsidiary of the Company, due to personal reasons. The Directors are grateful to Mr. Chia for his valuable contribution to the development and growth of the Group during his tenure of office.

The Company is in the course of identifying suitable candidates to replace Mr. Chia and to be appointed as additional Independent Non-executive Directors. Further announcement will be made as soon as such appointment has taken place.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 14th July, 2003

The Standard 15/07/2003